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                           December 7, 2022

       Michael J. Gilfeather
       President and Chief Executive Officer
       Orange County Bancorp, Inc. /DE/
       212 Dolson Avenue
       Middletown, NY 10940

                                                        Re: Orange County
Bancorp, Inc. /DE/
                                                            Registration
Statement Filed on Form S-3
                                                            Filed December 1,
2022
                                                            File No. 333-268635

       Dear Michael J. Gilfeather:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance